Exhibit 99.1

Niu Technologies Announces Third Quarter 2022 Financial Results

-- Third Quarter Total Volume of e-scooter sales down 19.2% year over year

-- Third Quarter Revenues of RMB 1,153.2 million, down 6.0% year over year

-- Third Quarter Net income of RMB 2.9 million, compared with net income of RMB 91.7 million in the same period of last year

BEIJING, China, November 21, 2022 – Niu Technologies (“NIU”, or “the Company”) (NASDAQ: NIU), the world’s leading provider of smart urban mobility solutions, today announced its financial results for the third quarter ended September 30, 2022.

Third Quarter 2022 Financial Highlights

•	Revenues were RMB 1,153.2 million, a decrease of 6.0% year over year
•	Gross margin was 22.1%, compared with 20.0% in the third quarter of last year
•	Net income was RMB 2.9 million, compared with net income of RMB 91.7 million in the third quarter of last year
•	Adjusted net income (non-GAAP)[1] was RMB 20.2 million, compared with adjusted net income of RMB 102.2 million in the third quarter of last year

Third Quarter 2022 Operating Highlights

•	The number of e-scooters sold was 320,798, down 19.2% year over year
•	The number of e-scooters sold in China was 263,189, down 32.9% year over year
•	The number of e-scooters sold in the international markets was 57,609, up 1059.8% year over year
•	The number of franchised stores in China was 3,303 as of September 30, 2022
•	International sales network consisted of 53 distributors covering 52 countries as of September 30, 2022

Dr. Yan Li, Chief Executive Officer of the Company, commented: “Our new products reinforced our Company as a well-recognized premium lifestyle brand in China market. Our high-end straddle electric bicycle SQi gained huge popularity among the consumers and media, and was recognized as 'revolutionary and first-of-its-kind'. The 2022 UQi+ also received extremely warm responses since its release, ranked as No.1 best-seller product in the electric scooter category by Taobao during Double 11 Shopping festival, although for the rest of the quarter, we still faced challenges from lower-than-expected consumer sentiment recovery in top-tier cities.”

For the overseas markets, Dr. Li said, "Sales volume of kick-scooters reached 55 thousand units in the third quarter, more than doubled compared to the previous quarter. We were ranked No.1 in the product sector for July Amazon Prime day sales in multiple countries. Our exceptional online performance also helped us get into major top electronics retailers’ offline channels. At the recent Milan EICMA, we showcased more lightweight kick-scooter models and the new BQi C3 Pro e-bike. These product introductions allow NIU to cover a wide-range of urban mobility categories. Together with our experienced international team, strong overseas presence and extensive sales network, we are on the right path to grow into a global urban mobility company.”

1 Adjusted net income/loss (non-GAAP) is defined as net income/loss excluding share-based compensation expense

Third Quarter 2022 Financial Results

Revenues were RMB 1,153.2 million, a decrease of 6.0% year over year, due to 19.2% decrease in sales volume, partially offset by increased revenues per e-scooter of 16.4%. The following table shows the revenues breakdown and revenues per e-scooter in the periods presented:

Revenues	2022	2021	% change
(in RMB million)	Q3	Q3	YoY
E-scooter sales from China market	859.2	1,077.3	-20.2%
E-scooter sales from international markets	195.1	43.2	+351.8%
E-scooter sales, sub-total	1,054.3	1,120.5	-5.9%
Accessories, spare parts and services	98.9	105.9	-6.6%
Total	1,153.2	1,226.4	-6.0%

Revenues per e-scooter	2022	2021	% change
(in RMB)	Q3	Q3	YoY
E-scooter sales from China market[2]	3,265	2,748	+18.8%
E-scooter sales from international markets[2]	3,386	8,693	-61.0%
E-scooter sales	3,287	2,822	+16.5%
Accessories, spare parts and services[3]	308	267	+15.4%
Revenues per e-scooter	3,595	3,089	+16.4%

•	E-scooter sales revenues from China market were RMB 859.2 million, a decrease of 20.2%, and represented 81.5% of total e-scooter revenues. The decrease was mainly driven by the sales volume decreases by 32.9% in China.
•	E-scooter sales revenues from international markets were RMB 195.1 million, an increase of 351.8%, and represented 18.5% of total e-scooter revenues. The increase was mainly driven by the increase in sales of kick-scooter, and the increase in unit price of electric motorcycle.
•	Accessories, spare parts sales, and services revenues were RMB 98.9 million, a decrease of 6.6% and represented 8.6% of total revenues. The decrease was mainly due to the battery pack sales reduction.
•	The increase of revenues per e-scooter was mainly due to the increase in unit price of e-scooter, and a better product mix in China market.

Cost of revenues was RMB 898.4 million, a decrease of 8.4% year over year, mainly due to lower e-scooter sales volume. The cost per e-scooter, defined as cost of revenues divided by the number of e-scooters sold in a specified period, was RMB 2,800, up 13.3% from RMB 2,471 in the third quarter 2021 due to higher raw material costs and product mix change.

2 Revenues per e-scooter on e-scooter sales from China or international markets is defined as e-scooter sales revenues from China or international markets divided by the number of e-scooters sold in China or international market in a specific period

3 Revenues per e-scooter on accessories, spare parts and services is defined as accessories, spare parts and services revenues divided by the total number of e-scooters sold in a specific period

Gross margin was 22.1%, compared with 20.0% in the same period of 2021. The increase of gross margin was due to better premium product mix and the increase in the US dollar exchange rate, partially offset by the increase in sales of overseas kick-scooters, which have lower margin.

Operating expenses were RMB 263.8 million, an increase of 72.2% from the same period of 2021. Operating expenses as a percentage of revenues was 22.9%, compared with 12.5% in the third quarter of 2021.

•	Selling and marketing expenses were RMB 170.4 million (including RMB 4.4 million of share-based compensation), an increase of 89.6% from RMB 89.8 million in the third quarter of 2021. The increase was mainly due to the increase in depreciation and amortization expense of RMB 9.6 million as a result of opening of new franchised stores, the increase in advertising and promotion expense of RMB 53.6 million for promotion and marketing of our domestic and international new products, and the increase in staff cost and share-based compensation of RMB 4.9 million. Selling and marketing expenses as a percentage of revenues was 14.8% compared with 7.3% in the third quarter of 2021.
•	Research and development expenses were RMB 49.8 million (including RMB 7.3 million of share-based compensation), an increase of 47.7% from RMB 33.7 million in the third quarter of 2021, mainly due to the increase in staff cost and share-based compensation of RMB 9.0 million, the increase in design and testing expense of RMB 7.4 million, mainly due to the research and development of new products, especially in micro-mobility sector. Research and development expenses as a percentage of revenues was 4.3%, compared with 2.8% in the third quarter of 2021.
•	General and administrative expenses were RMB 43.6 million (including RMB 5.3 million of share-based compensation), an increase of 47.2% from RMB 29.6 million in the third quarter of 2021, mainly due to the increase in provision for credit losses of RMB 5.9 million, and the increase in staff cost and share-based compensation of RMB 8.3 million. General and administrative expenses as a percentage of revenues was 3.8%, compared with 2.4% in the third quarter of 2021.

Operating expenses excluding share-based compensation were RMB 246.8 million, increased by 72.7% year over year, and represented 21.4% of revenues, compared with 11.7% in the third quarter of 2021.

•	Selling and marketing expenses excluding share-based compensation were RMB 166.0 million, an increase of 91.8% year over year, and represented 14.4% of revenues, compared with 7.1% in the third quarter of 2021.
•	Research and development expenses excluding share-based compensation were RMB 42.6 million, an increase of 44.0% year over year, and represented 3.7% of revenues, compared with 2.4% in the third quarter of 2021.
•	General and administrative expenses excluding share-based compensation were RMB 38.3 million, an increase of 42.7% year over year, and represented 3.3% of revenues, compared with 2.2% in the third quarter of 2021.

Government grants were RMB 0.9 million, decreased by RMB 9.7 million from the same period of 2021.

Share-based compensation was RMB 17.3 million, compared with RMB 10.5 million in the same period of 2021.

Income tax benefit was RMB 6.6 million, compared with income tax expense of RMB 17.0 million in the same period of 2021.

Net income was RMB 2.9 million, compared with RMB 91.7 million in the third quarter of 2021. The net income margin was 0.3%, compared with 7.5% in the same period of 2021.

Adjusted net income (non-GAAP) was RMB 20.2 million, compared with RMB 102.2 million in the third quarter of 2021. The adjusted net income margin4 was 1.7%, compared with 8.3% in the same period of 2021.

Basic and diluted net income per ADS were RMB 0.04 (US$ 0.01) and RMB 0.04 (US$ 0.01), respectively.

Balance Sheet

As of September 30, 2022, the Company had cash, term deposits and short-term investments of RMB 1,285.7 million in aggregate. The Company had restricted cash of RMB 192.9 million and short-term bank borrowings of RMB 180.0 million.

Business Outlook

In light of the volatile domestic market environment and our strategic focus on premium markets, NIU expects its revenues for the fourth quarter of 2022 to be in the range of RMB 789 million(representing a year-over-year decrease of 20%) to RMB 986 million (representing no year-over-year change).

This outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary expectation, which is subject to change due to uncertainties relating to a various factors, such as the pace of COVID-19 pandemic recovery, among others.

4 Adjusted net income/loss margin is defined as adjusted net income/loss (non-GAAP) as a percentage of the revenues

Conference Call

The Company will host an earnings conference call on Monday, Nov 21, 2022 at 8:00 AM U.S. Eastern Time (9:00 PM Beijing/Hong Kong Time) to discuss its third quarter 2022 financial and business results and provide a corporate update.

To join via phone, participants need to register in advance of the conference call using the link provided below. Upon registration, participants will receive dial-in numbers and an event passcode(PIN), which will be used to join the conference call.

Event:	Niu Technologies Third Quarter 2022 Earnings Conference Call
Registration Link:	https://register.vevent.com/register/BI58b4b877931b4bc48c3a6fa12f165985

A live and archived webcast of the conference call will be available on the investor relations website at https://ir.niu.com/news-and-events/webcasts-and-presentations.

About NIU

As the world’s leading provider of smart urban mobility solutions, NIU designs, manufactures and sells high-performance electric motorcycles, mopeds, bicycles and kick-scooters. NIU has a diversified product portfolio that caters to the various demands of our users and addresses different urban travel scenarios. NIU’s product portfolio comprises its (i) four electric scooter and motorcycle series, NQi, MQi, UQi and Gova, (ii) one kick-scooter series, KQi, (iii) one high performance motorcycle series, RQi, (iv) one hybrid motorcycle series, YQi and (v) one e-bike series, BQi. NIU has adopted an omnichannel retail model, integrating the offline and online channels, to offer the products and services. For more information, please visit www.niu.com.

Use of Non-GAAP Financial Measures

To supplement NIU’s consolidated financial results presented in accordance with the accounting principles generally accepted in the United States of America (“GAAP”), NIU uses the following non-GAAP financial measures: adjusted net income and adjusted net income margin. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. NIU believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its operating results. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to NIU’s historical performance. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Adjusted net income is defined as net income excluding share-based compensation expenses. Adjusted net income margin is defined as adjusted net income as a percentage of the revenues.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliation of GAAP and Non-GAAP Results”.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the readers. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB 7.1135 to US$ 1.00, the exchange rate in effect as of September 30, 2022, as set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as NIU’s strategic and operational plans, contain forward-looking statements. NIU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to first parties. Statements that are not historical facts, including statements about NIU’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIU’s strategies; NIU’s future business development, financial condition and results of operations; NIU’s ability to maintain and enhance its “NIU” brand; its ability to innovate and successfully launch new products and services; its ability to maintain and expand its offline distribution network; its ability to satisfy the mandated safety standards relating to e-scooters; its ability to secure supply of components and raw materials used in e-scooters; its ability to manufacture, launch and sell smart e-scooters meeting customer expectations; its ability to grow collaboration with operation partners; its ability to control costs associated with its operations; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIU’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and NIU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

Niu Technologies

E-mail: ir@niu.com

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31,	September 30,	September 30,
	2021	2022	2022
	RMB	RMB	US$
ASSETS
Current assets
Cash	208,373,759	669,842,308	94,164,941
Term deposits-current	95,635,500	245,653,080	34,533,363
Restricted cash	223,971,197	192,862,041	27,112,117
Short-term investments	773,678,455	350,178,411	49,227,302
Accounts receivable, net	268,557,176	267,157,781	37,556,446
Inventories	269,637,042	439,706,642	61,812,981
Prepayments and other current assets	56,061,263	170,556,522	23,976,458
Total current assets	1,895,914,392	2,335,956,785	328,383,608

Non-current assets
Term deposits-non-current	35,939,250	20,000,000	2,811,555
Property, plant and equipment, net	397,215,911	408,455,140	57,419,715
Intangible assets, net	3,668,189	2,376,038	334,018
Operating lease right-of-use assets	94,201,263	88,753,818	12,476,814
Deferred income tax assets	11,907,344	9,070,003	1,275,041
Other non-current assets	2,367,064	10,561,782	1,484,752
Total non-current assets	545,299,021	539,216,781	75,801,895

Total assets	2,441,213,413	2,875,173,566	404,185,503

LIABILITIES
Current liabilities
Short-term bank borrowings	180,000,000	180,000,000	25,303,999
Notes payable	143,622,874	163,086,327	22,926,313
Accounts payable	538,930,163	818,886,524	115,117,245
Income taxes payable	17,601,525	1,995,934	280,584
Advances from customers	17,266,994	35,666,192	5,013,874
Deferred revenue-current	32,757,740	37,944,438	5,334,145
Accrued expenses and other current liabilities	198,904,558	255,904,290	35,974,456
Total current liabilities	1,129,083,854	1,493,483,705	209,950,616

Deferred revenue-non-current	10,693,692	11,089,923	1,558,997
Deferred income tax liabilities	1,992,388	1,438,432	202,212
Operating lease liabilities	13,921,859	9,640,633	1,355,259
Other non-current liabilities	20,967,430	15,427,037	2,168,699
Total non-current liabilities	47,575,369	37,596,025	5,285,167

Total liabilities	1,176,659,223	1,531,079,730	215,235,783

SHAREHOLDERS’ EQUITY:
Class A ordinary shares	89,038	89,396	12,567
Class B ordinary shares	10,316	10,316	1,450
Additional paid-in capital	1,855,403,759	1,904,869,927	267,782,375
Accumulated other comprehensive loss	(51,121,030)	(8,717,290)	(1,225,457)
Accumulated deficit	(539,827,893)	(552,158,513)	(77,621,215)
Total shareholders’ equity	1,264,554,190	1,344,093,836	188,949,720

Total liabilities and shareholders’ equity	2,441,213,413	2,875,173,566	404,185,503

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three Months Ended September 30,			Nine Months Ended September 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Revenues	1,226,396,601	1,153,228,324	162,118,271	2,718,478,176	2,556,326,141	359,362,640
Cost of revenues(a)	(981,194,347)	(898,390,604)	(126,293,752)	(2,128,206,848)	(2,024,178,935)	(284,554,570)
Gross profit	245,202,254	254,837,720	35,824,519	590,271,328	532,147,206	74,808,070

Operating expenses:
Selling and marketing expenses(a)	(89,848,749)	(170,366,673)	(23,949,768)	(232,240,624)	(332,945,056)	(46,804,675)
Research and development expenses(a)	(33,738,673)	(49,836,811)	(7,005,948)	(90,195,590)	(136,136,221)	(19,137,727)
General and administrative expenses(a)	(29,618,276)	(43,602,146)	(6,129,493)	(98,117,499)	(110,687,106)	(15,560,147)
Total operating expenses	(153,205,698)	(263,805,630)	(37,085,209)	(420,553,713)	(579,768,383)	(81,502,549)
Government grants	10,600,000	882,000	123,990	32,456,842	1,405,038	197,517
Operating income (loss)	102,596,556	(8,085,910)	(1,136,700)	202,174,457	(46,216,139)	(6,496,962)

Interest expenses	(1,527,066)	(1,459,041)	(205,109)	(4,901,414)	(4,377,943)	(615,441)
Interest income	990,553	4,740,673	666,433	3,837,418	6,850,450	963,021
Investment income	6,669,406	1,043,509	146,694	14,840,405	9,338,859	1,312,836
Income (loss) before income taxes	108,729,449	(3,760,769)	(528,682)	215,950,866	(34,404,773)	(4,836,546)
Income tax benefit (expense)	(17,017,065)	6,644,058	934,007	(37,777,199)	22,074,153	3,103,135
Net income (loss)	91,712,384	2,883,289	405,325	178,173,667	(12,330,620)	(1,733,411)

Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil income taxes	1,728,517	23,943,587	3,365,936	(2,576,512)	45,355,827	6,376,021
Unrealized gain/(reclassification adjustment for gains) on available for sale securities, net	(369,258)	(484,817)	(68,154)	728,582	(2,952,087)	(414,998)
Comprehensive income	93,071,643	26,342,059	3,703,107	176,325,737	30,073,120	4,227,612
Net income (loss) per ordinary share
—Basic	0.60	0.02	0.00	1.16	(0.08)	(0.01)
—Diluted	0.57	0.02	0.00	1.11	(0.08)	(0.01)
Net income (loss) per ADS
—Basic	1.19	0.04	0.01	2.32	(0.16)	(0.02)
—Diluted	1.15	0.04	0.01	2.22	(0.16)	(0.02)

Weighted average number of ordinary shares and ordinary shares equivalents outstanding used in computing net income (loss) per ordinary share
—Basic	153,933,264	155,324,512	155,324,512	153,431,962	155,035,083	155,035,083
—Diluted	159,943,770	157,286,138	157,286,138	160,327,408	155,035,083	155,035,083
Weighted average number of ADS outstanding used in computing net income (loss) per ADS
—Basic	76,966,632	77,662,256	77,662,256	76,715,981	77,517,542	77,517,542
—Diluted	79,971,885	78,643,069	78,643,069	80,163,704	77,517,542	77,517,542

Note:

(a) Includes share-based compensation expense as follows:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	223,427	320,653	45,077	589,929	913,725	128,449
Selling and marketing expenses	3,310,173	4,410,641	620,038	9,319,492	12,749,192	1,792,253
Research and development expenses	4,190,424	7,272,800	1,022,394	12,475,887	19,179,452	2,696,205
General and administrative expenses	2,771,071	5,287,282	743,274	12,294,489	14,486,283	2,036,449
Total shar e-based compensation expense	10,495,095	17,291,376	2,430,783	34,679,797	47,328,652	6,653,356

NIU TECHNOLOGIES

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

	Three Months Ended September 30,			Nine Months Ended September 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Net Income (loss)	91,712,384	2,883,289	405,325	178,173,667	(12,330,620)	(1,733,411)
Add:
Share-based compensation expense	10,495,095	17,291,376	2,430,783	34,679,797	47,328,652	6,653,356
Adjusted net income	102,207,479	20,174,665	2,836,108	212,853,464	34,998,032	4,919,945